Exhibit 16.1
November 16, 2005
Securities and Exchange Commission
150 F. Street, Northeast
Washington, D.C. 20549
Ladies and Gentlemen:
We have read the statements made by Terremark Worldwide, Inc. (copy attached), which we understand will be filed with the U.S. Securities and Exchange Commission pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K/A report of Terremark Worldwide, Inc., dated October 5, 2005. We agree with the statements concerning our Firm in such Form 8-K/A. However, we make no comment whatsoever regarding the current status of the three material weaknesses in internal controls related to the restriction of access issue, the billing function issue and the earnings per share issue disclosed in such Item 4.01 of Form 8-K/A or regarding any remedial actions taken by Terremark Worldwide, Inc. with respect to such material weaknesses.
Very truly yours,
/s/ PricewaterhouseCoopers LLP